Exhibit 4

October 27, 2026

Board of Directors

TON Strategy Company

2300 W. Sahara Avenue, Suite 800

Las Vegas, Nevada 89102

Dear Members of the Board of Directors of TON Strategy Company,

TON Strategy Company (“TON Strategy” or the “Company”) was built around a compelling vision: to provide investors with a differentiated means of participating in the growth of The Open Network (“TON”) ecosystem while establishing the leading publicly traded treasury reserve focused on Gram. TON’s integration with Telegram, its global reach and the ecosystem’s expanding range of use cases create an attractive environment for the growth of TON Strategy and its ability to drive significant and lasting value for shareholders.

As you know, Kingsway Capital Partners Limited (“Kingsway” or “we”), through the funds we manage, is TON Strategy’s largest shareholder, owning approximately 22% of outstanding shares. We have not sold a single share since the Company’s private placement transaction last year. Our position in TON Strategy reflects our confidence in the business’s potential and its vision for a globally scaled, open financial network powered by blockchain infrastructure.

Our deep conviction in the long-term value of the business is why we are so disappointed by the Company’s current valuation and recent performance, and, more importantly, the Board’s response to these issues.

TON Strategy currently trades at a 44% discount to Estimated Treasury Asset Value Per Share.1 In our view, trading at such a discount is not acceptable, especially in light of the limited share repurchases undertaken to date. Kingsway has advocated for an aggressive repurchase program since the earliest days of its relationship with the Company. TON Strategy itself explained the rationale for this approach when announcing its share repurchase authorization in 2025. As the Company stated, repurchases are intended to grow net asset value per share.2 Each share retired at a price below its underlying asset value increases the Estimated Treasury Asset Value Per Share attributable to every share that remains outstanding, pro rata.

To be clear, over the past year:

●	The Company’s largest shareholder has been advocating for larger share repurchases;
●	The Board’s Executive Chairman has been advocating for larger share repurchases in Board discussions; and
●	The Company’s own public statements have noted that repurchases are intended to grow net asset value per share.

Why, then, have share repurchases not been pursued more aggressively? Why is the Board not being proactive while its stock trades at such a significant discount? And why has the Board not engaged more substantively on this matter?

Manuel Stotz has attempted to collaborate with the Board on these issues and others.

1 Source: TON Strategy analytics, as of October 26, 2026.

2 Source: TON Strategy Press Release dated September 3, 2025.

As TON Strategy’s largest shareholder, we do not believe the Board is doing enough to promote shareholder value. We believe the path to maximizing shareholder value includes larger and more immediate repurchases, overseen by a Board that is more aligned with shareholders. We trust other shareholders share this view.

Our sincere hope, with this letter, is that you will recognize that meaningful change is needed to improve performance and will collaborate with us to reach a resolution in the best interest of all shareholders.

The Company can, and should, do better for its shareholders. Let us work together to fulfill that potential.

Sincerely,

Manuel Stotz and the Kingsway Team

Forward-Looking Statements

This press release, including the letter set forth above, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts. They include statements regarding Kingsway’s and Mr. Stotz’s beliefs, views and expectations concerning TON Strategy, including its valuation, the Estimated Treasury Asset Value Per Share and the discount to it at which TON Strategy’s shares trade, the potential effect of share repurchases on net asset value per share or the trading price of TON Strategy’s shares, the composition, alignment and responsiveness of the Board, and Kingsway’s and Mr. Stotz’s intentions regarding their engagement with the Board and their investment in TON Strategy. Words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “hope,” “should,” “could,” “may,” “will,” “would” and similar expressions identify forward-looking statements, although not all forward-looking statements contain these words.

Forward-looking statements are based on Kingsway’s and Mr. Stotz’s current expectations, assumptions, estimates and beliefs. Kingsway and Mr. Stotz believe these are reasonable, but they are inherently uncertain and subject to risks, many beyond Kingsway’s and Mr. Stotz’s control. Actual events or results may differ materially from those expressed or implied. Relevant factors include, without limitation: (i) whether, and to what extent, the Board or TON Strategy repurchases shares or otherwise responds to the letter; (ii) TON Strategy’s liquidity and capital resources, and any legal or contractual limits on repurchases; (iii) volatility in the price and liquidity of Gram and other digital assets, and regulatory developments affecting digital assets; (iv) the methodology, inputs and accuracy of the Estimated Treasury Asset Value Per Share; (v) whether any repurchases would narrow the discount or increase net asset value per share; and (vi) general market and economic conditions.

There can be no assurance that the Board will engage with Kingsway and Mr. Stotz, that any repurchase program will be adopted or expanded, or that any of the outcomes Kingsway and Mr. Stotz believe would benefit shareholders will be achieved.

The views expressed herein are as of the date of this release and may change at any time. They are not investment advice and are not a recommendation to buy or sell any security. Kingsway, Mr. Stotz, Kingsway’s affiliates and the funds Kingsway manages may buy, sell or otherwise change their positions in TON Strategy securities at any time, and Kingsway and Mr. Stotz reserve the right to change their views. Except as required by law, Kingsway and Mr. Stotz undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.